UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Notice for Annual General Meeting to be held on July 15, 2021
2.	Annual General Meeting Proxy Card
3.	Proxy Statement

Item 1

Online Go to www.envisionreports.com/GPRK or scan the QR code — login details are located in the shaded bar below. Votes submitted electronically must be received by 11:59 p.m., EDT, on July 14, 2021.

Annual General Meeting Notice

Important Notice Regarding the Availability of Proxy Materials for the
GEOPARK LIMITED Annual General Meeting to be Held on 15 JULY 2021

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the Annual General Meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual general meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Proxy Card, Notice, Annual Report, Proxy Statement, Amendment to the Bye-laws is available at:

Easy Online Access — View your proxy materials and vote.

Step 1: Go to www.envisionreports.com/GPRK.

Step 2: Click on Cast Your Vote or Request Materials.

Step 3: Follow the instructions on the screen to log in.

Step 4: Make your selections as instructed on each screen for your delivery preferences.

Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials - If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before July 5, 2021 to facilitate timely delivery.

Annual General Meeting Notice

GEOPARK LIMITED’s Annual General Meeting will be held on 15 JULY 2021 at Clarendon House, 2 Church Street, 4th Floor, Hamilton HM 11, Bermuda at 10 A.M. Local Time.

Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations.

The Board of Directors recommends a vote FOR Proposals 1 - 15.

01. To re-elect Sylvia Escovar Gómez as a Director of the Company to serve until the next Annual General Meeting.

02. To re-elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting.

03. To re-elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting.

04. To re-elect Somit Varma as a Director of the Company to serve until the next Annual General Meeting.

05. To re-elect Carlos A. Gulisano as a Director of the Company to serve until the next Annual General Meeting.

06. To re-elect Pedro E. Aylwin Chiorrini as a Director of the Company to serve until the next Annual General Meeting.

07. To re-elect James F. Park as a Director of the Company to serve until the next Annual General Meeting.

08. To elect María Fernanda Suárez Londoño as a Director of the Company to serve until the next Annual General Meeting.

09. To appoint Pistrelli, Henry Martin y Asociados S.R.L. (a Member of Ernst & Young Global) as independent auditor of the Company for the fiscal year ending December 31, 2021 to hold office until the close of the next Annual General Meeting.

10. To authorize the Audit Committee to fix the remuneration of the Auditors of the Company

11. To amend Bye-laws 24, 27.5, 28.2, 28.4 and 30 of the Company’s Bye-laws to provide for the possibility of holding virtual general meetings in the future.

12. To amend Bye-laws 1.1, 9.6, 21.3, 22.5, 22.6, 26, 33.3 and 45 of the Company’s Bye laws to provide overall minor corrections to the Company’s Bye-laws.

13. To amend Bye-laws 14 and 16 of the Company’s Bye-laws to include standard language on the payment of dividends which the Company’s Bye-laws do not currently have.

14. To amend Bye-laws 35.4 and 37 of the Company’s Bye-laws to eliminate certain redundant or unclear provisions of the Bye-laws regarding the election and term of Directors.

15. To amend Bye-laws 65 and 66 of the Company’s Bye-laws to make certain clarifications on the appointment and remuneration of the Company’s auditors.

16. To present the audited consolidated financial statements for the fiscal year ended December 31, 2020 and the auditors report thereon.

The foregoing items of business are more fully described in the proxy materials for the Annual General Meeting.

The Board of Directors of the Company has fixed May 25, 2021 as the record date of the Annual General Meeting and only holders of record of common shares of the Company on such date will be entitled to receive notice of, to attend and vote at the Annual General Meeting or any adjournment or postponement thereof. Only shareholders and their legal proxyholders may attend the Annual General Meeting.

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Here’s how to order a copy of the proxy materials and select delivery preferences:

Current and future delivery requests can be submitted using the options below.

If you request an email copy, you will receive an email with a link to the current meeting materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials.
— Internet - Go to www.envisionreports.com/GPRK. Click Cast Your Vote or Request Materials.
— Phone - Call us free of charge at 1-866-641-4276.

— Email - Send an email to investorvote@computershare.com with “Proxy Materials GEOPARK LIMITED” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials.

To facilitate timely delivery, all requests for a paper copy of proxy materials must be received by July 5, 2021.

Item 2

Your vote matters - here’s how to vote! You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 11:59 p.m., EDT, on July 14, 2021. Online Go to www.envisionreports.com/GPRK or scan the QR code — login details are located in the shaded bar below.

Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/GPRK

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

2021 Annual General Meeting Proxy Card

 IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A	Proposals — The Board of Directors recommends a vote FOR Proposals 1 - 15.

		For	Against	Abstain			For	Against	Abstain
01.	To re-elect Sylvia Escovar Gómez as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	02.	To re-elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
03.	To re-elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	04.	To re-elect Somit Varma as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
05.	To re-elect Carlos A. Gulisano as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	06.	To re-elect Pedro E. Aylwin Chiorrini as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
07.	To re-elect James F. Park as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	08.	To elect María Fernanda Suárez Londoño as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
09.	To appoint Pistrelli, Henry Martin y Asociados S.R.L. (a Member of Ernst & Young Global) as independent auditor of the Company for the fiscal year ending December 31, 2021 to hold office until the close of the next Annual General Meeting.	☐	☐	☐	10.	To authorize the Audit Committee to fix the remuneration of the Auditors of the Company.	☐	☐	☐
11.	To amend Bye-laws 24, 27.5, 28.2, 28.4 and 30 of the Company’s Bye-laws to provide for the possibility of holding virtual general meetings in the future.	☐	☐	☐	12.	To amend Bye-laws 1.1, 9.6, 21.3, 22.5, 22.6, 26, 33.3 and 45 of the Company’s Bye laws to provide overall minor corrections to the Company’s Bye-laws.	☐	☐	☐
13.	To amend Bye-laws 14 and 16 of the Company’s Bye-laws to include standard language on the payment of dividends which the Company’s Bye-laws do not currently have.	☐	☐	☐	14.	To amend Bye-laws 35.4 and 37 of the Company’s Bye-laws to eliminate certain redundant or unclear provisions of the Bye-laws regarding the election and term of Directors.	☐	☐	☐
15.	To amend Bye-laws 65 and 66 of the Company’s Bye-laws to make certain clarifications on the appointment and remuneration of the Company’s auditors.	☐	☐	☐	16.	To present the audited consolidated financial statements for the fiscal year ended December 31, 2020 and auditors report thereon.	☐	☐	☐

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

GEOPARK LIMITED

Notice of 2021 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — July 15, 2021

Guy Cooper, Hailey Edwards, Andrew Barnes and Jacari Brimmer-Landy, or any of them, each with the power of substitution, are hereby appointed as proxies
(the “Proxies”) and authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of GeoPark Limited to be held on July 15, 2021 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted as indicated by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR items 1 - 15.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

B	Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

C	Non-Voting Items

Change of Address — Please print new address below	Comments — Please print your comments below.

Item 3

ANNUAL GENERAL MEETING

Bermuda, July 15, 2021

GEOPARK LIMITED This document is important and requires your immediate attention

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

GEOPARK LIMITED

(Registered in Bermuda number EC 33273)

ANNUAL GENERAL MEETING

Please be advised that the Annual General Meeting (“the AGM”) of the Company will be held at 10 a.m. UTC-3 on

July 15, 2021 at Clarendon House, 2 Church Street, 4th Floor, Hamilton HM 11, Bermuda.

GEOPARK LIMITED

(Incorporated in Bermuda with registered number EC 33273)

Registered office:

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

July 15, 2021

2 ANNUAL GENERAL MEETING

Annual General Meeting of GeoPark Limited (“the Company”)

Dear Shareholder:

Please be advised that the Annual General Meeting (the “AGM”) of the Company will be held at 10 a.m. UTC-3 on July 15, 2021 at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, for the following purposes:

Ordinary Business

Election of Directors (Resolutions 1 to 8)

Resolutions 1 to 8 propose the election or re-election of:

1.	Sylvia Escovar, who was appointed as a Director in 2020 by the Board of the Company to serve until the 2021 AGM, and whose appointment expires at the conclusion of the 2021 AGM in accordance with the Company’s Bye-Laws, offers herself for re-election as a Director to serve until the next AGM.

2.	Robert Albert Bedingfield, who was elected to the Board at the 2020 AGM of the Company to serve until the 2021 AGM, and whose appointment expires at the conclusion of the 2021 AGM in accordance with the Company’s Bye-Laws, offers himself for re-election as a Director to serve until the next AGM.

3.	Constantin Papadimitriou, who was elected to the Board at the 2020 AGM of the Company to serve until the 2021 AGM, and whose appointment expires at the conclusion of the 2021 AGM in accordance with the Company’s Bye-Laws, offers himself for re-election as a Director to serve until the next AGM.

4.	Somit Varma, who was appointed as a Director in 2020 by the Board of the Company to serve until the 2021 AGM, and whose appointment expires at the conclusion of the 2021 AGM in accordance with the Company’s Bye-Laws, offers himself for re-election as a Director to serve until the next AGM.

5.	Carlos Alberto Gulisano, who was elected to the Board at the 2020 AGM of the Company to serve until the 2021 AGM, and whose appointment expires at the conclusion of the 2021 AGM in accordance with the Company’s Bye-Laws, offers himself for re-election as a Director to serve until the next AGM.

6.	Pedro E. Aylwin Chiorrini, who was elected to the Board at the 2020 AGM of the Company to serve until the 2021 AGM, and whose appointment expires at the conclusion of the 2021 AGM in accordance with the Company’s Bye-Laws, offers himself for re-election as a Director to serve until the next AGM.

7.	James Franklin Park, who was elected to the Board at the 2020 AGM of the Company to serve until the 2021 AGM, and whose appointment expires at the conclusion of the 2021 AGM in accordance with the Company’s Bye-Laws, offers himself for re-election as a Director to serve until the next AGM.

8.	The Board proposes that María Fernanda Suárez Londoño be elected as a Director to serve until the next AGM.

In accordance with the Company’s Bye-laws, the Board recommends the election of the Director nominees listed in Resolutions 1 through 8 to serve until the next AGM or until their successors are elected or appointed. The office of Directors listed in Resolutions 1 through 7 expire at the 2021 AGM and accordingly they have all indicated their willingness to be re-elected. In addition, María Fernanda Suárez Londoño has indicated her willingness to be elected as a Director.

Please see below brief biographical details of each Director nominee standing and recommended by the Board for election pursuant to Resolutions 1 to 81. The Board of Directors values the individual contributions of each of the Director nominees referred to above and is keen to retain their services. Accordingly, the Board recommends that you vote in favor of each of the Resolutions 1 to 8 electing the Director nominees.

1 Directors’ share ownerships are as of March 12, 2021 and ages are as of May 31, 2021.

ANNUAL GENERAL MEETING 3

Sylvia Escovar Gómez Age: 60 Colombia Director Since: August 2020

Sylvia Escovar Gómez has been a member of our board of directors since August 2020. She received her undergraduate degree in economics from the Universidad de los Andes in Colombia and a master’s degree in advanced econometrics from La Sorbonne University in France. Ms. Escovar is one of the most respected and admired business leaders in Latin America. She has worked for the World Bank, the Central Bank of Colombia and the Colombian National Department of Planning, as well as serving as Deputy Secretary of Education and Deputy Secretary of Finance for Bogota’s city government. She has also been the Vice President of Finance for investment management firm Fiduciaria Bancolombia. From 2012 until January 2021 Ms. Escovar was the CEO of Terpel S.A., a fuel distribution company that operates in Colombia, Ecuador, Panama, Peru and the Dominican Republic. In 2014, Ms. Escovar was named businessperson of the year by Portafolio, Colombia’s leading financial daily. In 2018, she received the National Order of Merit for spearheading private sector support for peacebuilding and reconciliation in Colombia. In 2020, she was the only woman in the top 10 of Colombian leaders with the best reputation, as ranked by the Corporate Reputation Business Monitor. Ms. Escovar’s other Board memberships include Grupo Bancolombia, Empresas de Telecomunicaciones de Bogotá, Compañía de Medicina Prepagada Colsanitas S.A. and Organización Corona S.A. Ms. Escovar was appointed as Chair of the Board in June 2021.

Committee Memberships Nomination and Corporate Governance Committee - Member
Shares and Share Equivalents Held Common Shares 6,400

Robert A. Bedingfield Age: 73 USA Director Since: March 2015

Robert A. Bedingfield has been a member of our board of directors since March 2015. He holds a degree in Accounting from the University of Maryland and is a Certified Public Accountant. Until his retirement in June 2013, he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young’s accounting and auditing practices and having served on Ernst & Young’s Senior Governing Board. He has extensive experience serving Fortune 500 companies, including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service. Since 2000 Mr. Bedingfield has been a Trustee, and at times an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees. Mr. Bedingfield served on the National Executive Board (1995 to 2003) and National Advisory Council (since 2003) of the Boy Scouts of America. Since 2013, Mr. Bedingfield has also served as board member and Chairman of the Audit Committee of NYSE-listed Science Applications International Corp (SAIC).

Committee Memberships Nomination and Corporate Governance Committee - Chairman Audit Committee - Chairman Compensation Committee – Member
Shares and Share Equivalents Held Common Shares 128,454

ANNUAL GENERAL MEETING 4

Constantin Papadimitriou Age: 60 Switzerland Director Since: May 2018

Constantin Papadimitriou has been a member of our board of directors since May 2018. He is a respected and successful international investor and businessman, with more than 30 years of investment experience in global capital markets and in resource and industrial projects and was an early investor in GeoPark. Mr. Papadimitriou is currently CEO of General Oriental Investments S.A., the investment management arm of the Cavenham Group of Funds. Previously, he was CEO of Cavamont Geneva. During his tenure at the Cavamont Group, Mr. Papadimitriou was responsible for Treasury Management, the Private Equity Portfolio and representing the Group on the Boards of associated companies including investments in the oil and gas, mining, real estate and gaming sectors (including Basic Petroleum, a Nasdaq-listed Guatemalan oil and gas company). He is founding partner of Diorasis International, a company focusing on investments in Greece and the broader Balkans, and he also chairs the Greek Language School of Geneva and Lausanne. Mr. Papadimitriou holds an Economics and Finance degree and a post-graduate Diploma in European Studies from Geneva University.

Committee Memberships

Compensation Committee - Chairman Risk Committee - Member Audit Committee - Member
Shares and Share Equivalents Held Common Shares 47,632[2]

Somit Varma Age: 60 USA Director Since: August 2020

Somit Varma has been a member of our board of directors since August 2020. Mr. Varma has been a proven and respected investor in oil, gas, mining and infrastructure projects across the globe for more than three decades. During his time at the International Finance Corporation (IFC), he was the Global Head of Oil, Gas, Mining and Chemicals, Chairman of the IFC Oil, Gas, Mining and Chemicals Investment Committee and Chairman of the Global Gas Flaring Reduction Partnership. From 2011 until July 2020, Mr. Varma was a Managing Director of the Energy Group at Warburg Pincus LLC, one of the world’s premier private equity firms. Throughout his tenure at Warburg Pincus, Mr. Varma served on the boards of several international energy companies where he worked with management teams on a diverse set of issues including new acquisitions, strategic partnerships, capital allocation, risk management, succession planning, and growing and mentoring teams. Currently, he is Chairman of the Energy and Infrastructure Council of EMPEA, the global industry association for private capital in emerging markets. Mr. Varma earned his MBA at Boston University before attending the Executive Development Program at Harvard Business School.

Committee Memberships Risk Committee - Chairman Nomination and Corporate Governance Committee - Member Compensation Committee - Member
Shares and Share Equivalents Held Common Shares 9,098

2 Due his position of CEO of General Oriental Investments S.A., Constantin Papadimitriou may be deemed to have beneficial ownership over an additional 2,175,177 shares held by Cavenham Public Growth.

ANNUAL GENERAL MEETING 5

Carlos A. Gulisano Age: 70 Argentina Director Since: June 2010

Carlos Gulisano has been a member of our board of directors since June 2010. Dr. Gulisano holds a bachelor’s degree in geology, a post-graduate degree in petroleum engineering and a PhD in geology from the University of Buenos Aires and has authored or co-authored over 40 technical papers. He is a former adjunct professor at the Universidad del Sur, a former thesis director at the University of La Plata, and a former scholarship director at CONICET, Argentina’s national technology research council. Dr. Gulisano is a respected leader in the fields of petroleum geology and geophysics in South America and has over 40 years of successful exploration, development and management experience in the oil and gas industry. In addition to serving as an advisor to GeoPark since 2002 and as Managing Director from February 2008 until June 2010, Dr. Gulisano has worked for YPF, Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. and has led teams credited with significant oil and gas discoveries, including those in the Trapial field in Argentina. He has worked in Argentina, Bolivia, Peru, Ecuador, Colombia, Venezuela, Brazil, Chile and the United States. Dr. Gulisano is also an independent consultant on oil and gas exploration and production. In 2020, Dr. Gulisano was awarded the Pellegrino Strobel Prize, Argentina’s foremost geology and geophysics prize, by the School of Natural Sciences of the University of Buenos Aires (UBA).

Shares and Share Equivalents Held Common Shares 215,379

Pedro E. Aylwin Chiorrini Age: 61 Chile Director Since: July 2013

Pedro E. Aylwin Chiorrini has served as a member of our board of directors since July 2013 and as our Director of Legal and Governance since April 2011. From 2003 to 2006, Mr. Aylwin worked for us as an advisor on governance and legal matters. Mr. Aylwin holds a degree in law from the Universidad de Chile and an LLM from the University of Notre Dame. Mr. Aylwin has extensive experience in the natural resources sector. Mr. Aylwin is also a partner at the law firm Aylwin, Mendoza, Luksic, Valencia Abogados in Santiago, Chile, where he has represented mining, chemical and oil and gas companies in numerous transactions. From 2006 until 2011 he served as Lead Manager and General Counsel at BHP Billiton, Base Metals, where he was in charge of legal and corporate governance matters on BHP Billiton projects, operations and natural resource assets in South America, North America, Asia, Africa and Australia.

Committee Memberships Nomination and Corporate Governance Committee - Member
Shares and Share Equivalents Held Common Shares 343,816

ANNUAL GENERAL MEETING 6

James F. Park Age: 65 Colombia Director Since: May 2002

James F. Park has served as our Chief Executive Officer and as a member of our board of directors since co-founding the Company in 2002. He has more than 40 years of experience in all phases of the upstream oil and gas business, with a strong background in the acquisition, implementation and management of international projects and teams in North America, South America, Asia, Europe and the Middle East. He received a Bachelor of Science degree in geophysics from the University of California at Berkeley and previously worked as a research scientist in earthquake and tectonic studies at the University of Texas. In 1978, Mr. Park helped pioneer the development of commercial oil and gas production in Central America with Basic Resources, an oil and gas exploration company, in Guatemala. He remained a member of the board of directors of Basic Resources International Limited until the company was sold in 1997. Mr. Park is also a member of the board of directors of Good Rock LLC (formerly Energy Holdings LLC) and has also been involved in oil and gas projects in North America, South America, Europe, Middle East and Asia. Mr. Park is a member of the AAPG and SPE and has lived in Latin America since 2002.

Committee Memberships Risk Committee - Member
Shares and Share Equivalents Held Common Shares 8,307,416[3]

María Fernanda Suárez Londoño Age: 46 Colombia

María Fernanda Suárez is a highly recognized leader in the energy industry with more than twenty five years of experience in senior positions in both the public and private sectors. As Colombia’s Minister of Mining and Energy between August 2018 and July 2020 — a cabinet level position — she led efforts to bring safe and affordable energy to wide swaths of the Colombian population by increasing hydrocarbons production and promoting the development of variable renewable sources. Under her leadership, Colombia’s wind and solar installed capacity increased to 2,500 MW from 50 MW accounting for 12 percent of the energy mix from 0.1 percent. Between 2015 and 2018 Ms. Suárez was Vice President of Finance and Strategy at Ecopetrol, Colombia’s largest company and the fourth largest Latin American oil and gas company. She also served as Director of Public Credit and Chief Advisor to the Minister at Colombia’s Finance Ministry between 2011 and 2013. Her private-sector experience spans over a decade and includes Chief Investment Officer (CIO) at Porvenir Pension Fund, and senior positions at Banco Santander, Citibank, ABN AMRO, and Bank of America. Ms. Suárez received her undergraduate degree from Colombia’s CESA and a Master’s in Policy Management from Georgetown University in the US. A female empowerment advocate, in 2020 she was named one of the 275 most influential women in the global mining and energy sector. She is currently industry advisor for KKR and serves on the Advisory Board of the Nature Conservancy Colombia, and on the board of directors of Corporación Financiera Colombiana S.A. (Corficolombiana), and Organización Corona S.A. Ms. Suarez has also been a member of the board of directors of several companies in the energy sector, including Cenit, Osensa, ISA, Isagén, XM and Reficar.

3 As of March 12, 2021, 600,000 of Mr. Park’s shares have been pledged pursuant to lending arrangements.

ANNUAL GENERAL MEETING 7

Auditors (Resolution 9)

The Company, at each annual general meeting, appoints auditors to hold office until the close of the next such annual general meeting. Pistrelli, Henry Martin y Asociados S.R.L. (a Member of Ernst & Young Global) was appointed at the 2020 AGM as independent auditor of the Company until the close of the next annual general meeting. Every year the Audit Committee analyzes the performance and independence of the external auditor of the Company. Upon the recommendation of the Audit Committee, Resolution 9 proposes to appoint Pistrelli, Henry Martin y Asociados S.R.L. (a Member of Ernst & Young Global) as independent auditor to the Company for the fiscal year ending 31 December 2021 to hold office until the close of the next such meeting.

Auditors Remuneration (Resolution 10)

Resolution 10 proposes to authorize the Audit Committee to establish (fix) the remuneration of the Auditors of the Company.

Bye-Law Amendments (Resolutions 11 to 15)

Resolution 11

Resolution 11 proposes to amend Bye-laws 24, 27.5, 28.2, 28.4 and 30 of the Company’s Bye-laws.

The proposed amendments to the Company’s Bye-laws are to provide for the possibility of holding virtual general meetings in the future. The proposed amended versions of these Bye-laws shall be read as follows [, showing any deleted text as strikethrough and any new wording in bold text from the current wording of such Bye-laws]:

24.	Electronic Participation and Security at Meetings

24.1	The Board may, if it considers appropriate, allow Shareholders to participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

24.~~1~~2	The Board may, and at any general meeting, the chairman of such meeting may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting, the chairman of such meeting are entitled to refuse entry to a person who refuses to comply with any such arrangements, requirements or restrictions.

27.5	In the event that a Shareholder participates in a general meeting by telephone, electronic or other communication facilities or means, the chairman of the meeting shall direct the manner in which such Shareholder may cast his vote on a show of hands.

28.2	Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every person present at such meeting shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one (1) or more Shareholders are present by telephone, electronic or other communication facilities or means, in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

28.4	Where a vote is taken by poll, each person physically present and entitled to vote shall be furnished with a ballot paper on which such person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each person present by telephone, electronic or other communication facilities or means, shall cast his vote in such manner as the chairman of the meeting shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by a committee of not less than two (2) Shareholders or proxy holders appointed by the chairman of the meeting for the purpose and the result of the poll shall be declared by the chairman of the meeting.

ANNUAL GENERAL MEETING 8

30.1	A Shareholder may appoint a proxy by:

a)	a~~A~~n instrument ~~appointing a proxy shall be~~ in writing in substantially the following form or such other form as the chairman of the meeting shall accept:

Proxy
• (the “Company”)

I/We, [insert names here], being a Shareholder of the Company with [number] shares, HEREBY APPOINT [name] of [address] or failing him, [name] of [address] to be my/our proxy to vote for me/us at the meeting of the Shareholders to be held on the [ ] day of [ ], 20 [ ] and at any adjournment thereof. (Any restrictions on voting to be inserted here).

Signed this [ ] day of [ ], 20 [ ]

Shareholder(s)

or

b)	such telephonic, electronic or other means as may be approved by the Board from time to time.

30.~~1~~2	The instrument appointing a proxy must be received by the Company at the Registered Office or at such other place or in such manner as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting at which the person named in the instrument appointing a proxy proposes to vote, and an instrument appointing a proxy which is not received in the manner so prescribed shall be invalid.

30.~~2~~3	A Shareholder who is the holder of two (2) or more shares may appoint more than one (1) proxy to represent him and vote on his behalf in respect of different shares.

30.~~3~~4	The decision of the chairman of any general meeting as to the validity of any appointment of a proxy shall be final.

Resolution 12

Resolution 12 proposes to amend Bye-laws 1.1, 9.6, 21.3. 22.5. 22.6, 26, 33.3 and 45 of the Company’s Bye-laws.

The proposed amendments are to provide overall minor corrections to the Company’s Bye-laws. The proposed amended versions of these Bye-laws shall be read as follows [, showing any deleted text as strikethrough and any new wording in bold text from the current wording of such Bye-laws]:

1.1	~~Bye-laws these bye-laws adopted by the Company with effect on [ ], 2013, in their present form or as from time to time amended;~~

Registered Office ~~Cumberland~~Clarendon House, ~~9th floor, Victoria~~2 Church Street, Hamilton HM 11, Bermuda, or at such other place in Bermuda as the Board shall from time to time appoint;

Special Resolution a resolution adopted by 65% or more of the votes cast by Shareholders who (being entitled to do so) vote in person or by proxy at any general meeting of the Shareholders in accordance with the provisions of these Bye-laws; and

9.6	Notwithstanding Bye-laws 9.1 to 9.5, s~~S~~hares may be transferred without a written instrument if transferred by an appointed agent or otherwise in accordance with the Act.

ANNUAL GENERAL MEETING 9

21.3	At any general meeting, only such business shall be conducted or considered, as shall have been properly brought before the meeting. For business to be properly brought before general meetings, it must be (i) specified in the Company’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, or (ii) otherwise by properly requested to be brought before the general meeting by a Shareholder in accordance with the provisions of the Act.

22.5	Where a Shareholder indicates his consent (in a form and manner satisfactory to the Board), to receive information or documents by accessing them on a website rather than by other means, or receipt in this manner is otherwise permitted by the Act, the ~~Board~~Company may deliver such information or documents by notifying the Shareholder of their availability and including therein the address of the website, the place on the website where the information or document may be found, and instructions as to how the information or document may be accessed on the website.

22.6	In the case of information or documents delivered in accordance with Bye-law 22.~~4~~5, service shall be deemed to have occurred when (i) the Shareholder is notified in accordance with that Bye-law and (ii) the information or document is published on the website.

26.	The Board shall, by resolution, nominate one of the Directors to act as chairman at all general meetings at which such person is present. In the absence of any such nomination or the Director nominated, the Chairman of the Company or, in his absence the deputy Chairman of the Company will preside as c~~C~~hairman at every g~~G~~eneral m~~M~~eeting. If there is no such Chairman or deputy Chairman, or if at any meeting neither of the Chairman or the deputy Chairman is present ~~within 15 minutes form~~at the time appointed for holding the meeting, a chairman shall be appointed or elected by those present at the meeting and entitled to vote.

33.3	A unanimous written resolution is passed when it is signed by, or in the case of a Shareholder that is not a person, on behalf of, all Shareholders.

45.	The Secretary and Resident Representative, if necessary, shall be appointed by the Board at such remuneration (if any) and upon such terms as it may think fit and any Secretary or Resident Representative so appointed may be removed by the Board.

Resolution 13

Resolution 13 proposes to amend Bye-laws 14 and 16 of the Company’s Bye-laws.

The proposed amendments to the Company’s Bye-laws are to include standard language on the payment of dividends which the Company’s Bye-laws do not currently have. The proposed amended versions of these Bye-laws shall be read as follows [, showing any deleted text as strikethrough and any new wording in bold text from the current wording of such Bye-laws]:

14.	Dividends

14.1	The Board may, subject to these Bye-laws and in accordance with the Act, declare a dividend to be paid to the Shareholders, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board may fix the value for distribution in specie of any assets. No unpaid dividend shall bear interest as against the Company.

14.2	The Board may fix any date as the record date for determining the Shareholders entitled to receive any dividend.

14.3	The Company may pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others.

14.4	The Board may declare and make such other distributions (in cash or in specie) to the Shareholders as may be lawfully made out of the assets of the Company. No unpaid distribution shall bear interest as against the Company.

16.	Method of Payment

16.1	Any dividend, interest, or other moneys payable in cash in respect of the shares may be paid by cheque or draft sent through the post directed to the Shareholder at such Shareholder’s address in the Register of Shareholders, or to such person and to such address as the holder may in writing direct or as otherwise determined by the Board of Directors. In the case of joint holders of shares, any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or draft sent through the post directed to the address of the holder first named in the Register of Shareholders, or to such person and to such address as the joint holders may in writing direct or as otherwise determined by the Board. If two (2) or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend paid in respect of such shares.

ANNUAL GENERAL MEETING 10

16.2	The Board may deduct from the dividends or distributions payable to any Shareholder all moneys due from such Shareholder to the Company on account of calls or otherwise.

16.3	Any dividend or other monies payable in respect of a share which has remained unclaimed for 5 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account. Such payment shall not constitute the Company a trustee in respect thereof.

16.4	The Company shall be entitled to cease sending dividend cheques and drafts by post or otherwise to a Shareholder if those instruments have been returned undelivered to, or left uncashed by, that Shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquiries have failed to establish the Shareholder's new address. The entitlement conferred on the Company by this Bye-law in respect of any Shareholder shall cease if the Shareholder claims a dividend or cashes a dividend cheque or draft.

Resolution 14

Resolution 14 proposes to amend Bye-laws 35.4 and 37 of the Company’s Bye-laws.

The proposed amendments to the Company’s Bye-laws are to eliminate certain redundant or unclear provisions of the Bye-laws regarding the election and term of Directors. The proposed amended versions of these Bye-laws shall be read as follows [, showing any deleted text as strikethrough and any new wording in bold text from the current wording of such Bye-laws]:

35.4	A separate Resolution is required for the appointment of each Director to the Board. ~~A Resolution for the appointment of two (2) or more persons as Directors by a single Resolution shall not be proposed at any general meeting unless all of the Shareholders present and voting at such meeting unanimously agree (on a show of hands). Any Resolution proposed in contravention of this Bye-Law 35.5 shall be void.~~

37.	Term of Office of Directors

~~37.1~~	~~Subject to Bye-law 37.2, at every annual general meeting one third (1/3) of the Directors shall retire from office (or, if their number is not three (3) or a multiple of three, the number below but nearest to one-third (1/3) shall retire from office) but:~~

~~(a)~~	~~if any Director has at the start of the annual general meeting been a Director for more than three (3) years since the date of his last appointment or re-appointment, he shall retire; and~~

~~(b)~~	~~if there is only one (1) Director who is subject to retirement by rotation, he shall retire.~~

~~From and after the date of the annual general meeting following the effective date of the listing of Common Shares on the NYSE,~~ Directors shall hold office for such term as the Shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. The Directors whose office has expired may offer themselves for re-election at each election of Directors.

Resolution 15

Resolution 15 proposes to amend Bye-laws 65 and 66 of the Company’s Bye-laws.

The proposed amendments to the Company’s Bye-laws are to make certain clarifications on the appointment and remuneration of the Company’s auditors. The proposed amended versions of these Bye-laws shall be read as follows [, showing any deleted text as strikethrough and any new wording in bold text from the current wording of such Bye-laws]:

ANNUAL GENERAL MEETING 11

65.	Appointment of Auditor

65.1	Subject to the Act, ~~at the annual general meeting or at a subsequent special general meeting in each year,~~the Shareholders shall appoint ~~the Auditor of the accounts of~~an auditor to the Company to hold office ~~until the next following annual general meeting but in the absence of any such appointment, the Directors shall be authorised to appoint the Auditor for such period~~ for such term as the Shareholders deem fit or until a successor is appointed.

65.2	The Auditor may be a Shareholder but no Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

66.	Remuneration of Auditor

~~Save in the case of an Auditor appointed pursuant to Bye-law 65, t~~The remuneration of the Auditor shall be fixed by the Company in a general meeting or in such manner as the Shareholders may determine. ~~In the case of an Auditor appointed pursuant to Bye-law 65, t~~The remuneration of ~~the~~an Auditor appointed by the Board to fill a casual vacancy in accordance with these Bye-laws shall be fixed by the Board.

Recommendation

The Directors consider that the proposals described in this letter are in the best interests of the Company and therefore of the Shareholders as a whole and recommend Shareholders to vote in favor of all the resolutions to be proposed at the AGM.

Additionally, at the AGM we will also present the Company’s financial statements for the year ended December 31, 2020 and the respective Auditors’ report and lay them before the shareholders in accordance with Bermuda law. The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (including the Company’s financial statements and Auditors’ report thereon) is available at our website (www.geo-park.com), and at our online voting platform (www.envisionreports.com/GPRK).

The Board of Directors has fixed May 25, 2021 as the record date of the AGM (the “Record Date”) and only holders of record of common shares of the Company on such date will be entitled to receive notice of, to attend and to vote at the AGM or any adjournment or postponement thereof. Only shareholders and their legal proxyholders may attend the AGM.

Yours sincerely,

Sylvia Escovar Gómez	Pedro E. Aylwin Chiorrini
Chair of the Board	Secretary

4 As of March 12, 2021.

ANNUAL GENERAL MEETING 12

ANNUAL GENERAL MEETING

Bermuda, July 15, 2021

WWW.GEO-PARK.COM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: June 14, 2021